Exhibit 99.1

Ozon Provides Clarification Regarding its Corporate Structure and Sanctions Status

June 14, 2023 – Ozon Holdings PLC (NASDAQ and MOEX: “OZON”, thereafter referred to as “we”, “us”, “our”, “Ozon” or the “Company”) provides clarification regarding its corporate structure and sanctions status following designation of Sistema PJSFC (“Sistema”) under asset freeze sanctions in the United Kingdom.

Sistema, one of our shareholders, was designated under asset freeze sanctions in the United Kingdom on May 19, 2023. For the avoidance of doubt, we would like to clarify that these sanctions affect Sistema and do not extend to Ozon, as Ozon is not owned or controlled, directly or indirectly, by Sistema.

Ozon and its subsidiaries (the “Ozon Group”) are not designated under the sanctions regimes of the European Union, United Kingdom or the U.S.

Ownership Structure

As we have consistently disclosed since 2020, Ozon has no ultimate controlling party, meaning that there is no individual, entity or other person or group of persons that controls Ozon.

Sistema owns 31.8% of the total number and voting power of our ordinary shares. Another shareholder of Ozon, Baring Vostok Private Equity Funds (“Baring”), owns 27.74% of the total number and voting power of our ordinary shares. Baring is not designated under the sanctions regimes of the European Union, United Kingdom or the U.S. We are not aware of any other person that beneficially owns more than 5% shares in Ozon.

Sistema and Baring are independent entities that are not affiliated with each other. There is no arrangement between Sistema and Baring with respect to their shares in the Company1. We are also not aware of any other agreement or arrangement that would enable Sistema, Baring or any other person or group of persons to exercise a majority of voting rights in Ozon or otherwise control Ozon.

Neither Sistema nor Baring or any other shareholder exercises a dominant influence over the Ozon Group, has control over its day-to-day business activities or the right or power to give binding directions to any member of the Ozon Group with respect to its operating or financial policies, corporate or investment strategy, business plans, human resources or legal matters. None of our shareholders, including Sistema and Baring, controls or uses bank accounts or economic resources of the Ozon Group, shares any of its financial liabilities or guarantees them. The Ozon Group does not depend or rely on Sistema, Baring or any other shareholder in terms of supply of goods or services that are critical or important for the continuity of its business. There are no mechanisms that would enable Sistema, Baring or any other shareholder to monitor the commercial conduct of any member of the Ozon Group, other than those available to them as shareholders of Ozon under our articles of association and applicable law.

In addition, the articles of association of Ozon contain robust provisions that limit the voting power and other rights of any shareholder that is subject to sanctions of the European Union, United Kingdom or the U.S. These provisions prevent Sistema from acquiring 45% or more of the voting rights in Ozon as long as Sistema is subject to the sanctions of the United Kingdom.

1 Other than the registration rights agreement dated November 22, 2020 that is not a voting agreement or similar arrangement. The registration rights agreement is available at:

https://www.sec.gov/Archives/edgar/data/1822829/000119312521099365/d117002dex23.htm

Board of Directors

The Board of Directors of Ozon (the “Board”) oversees the operations of the Company and supervises the policies of senior management and the affairs of Ozon. The Board consists of nine directors. Neither Sistema nor Baring or any other shareholder has the right or de-facto ability to nominate, appoint or remove the majority of our Board.

Currently the Board includes two directors appointed by Sistema and two directors appointed by Baring. The remaining directors, which constitute the majority of our Board, include four independent directors and one executive director. These five directors were proposed for election by our Board upon recommendation of the nominating committee consisting of independent directors and elected at the annual general meetings of Ozon in 2021 and 2022 by a simple majority of votes of the participating shareholders. Due to special provisions of our articles, neither Sistema nor Baring was able to nominate any candidates for election as independent or executive directors or unilaterally outvote other shareholders of Ozon with respect to their election.

All of our directors have equal voting and other rights. No director has any special veto right or decision-making powers. A simple majority of votes of the directors is normally required to approve matters reserved to the Board. Consequently, the directors appointed by Sistema or Baring cannot control the decisions taken by our Board.

Management

Since April 2022, the Ozon Group does not have a Chief Executive Officer. Day-to-day management of the Ozon Group is undertaken by the Management Board comprised of members of the management team. The Management Board makes strategic decisions and manage business operations based on the principle of collegial management.

No members of our management team have been nominated or appointed by Sistema or Baring. None of the members of our management team were formerly employed at either Sistema or Baring, except for our Chief Financial Officer Igor Gerasimov who served as investment manager at Baring from 2016 to 2019.

About Ozon

Ozon is a multi-category e-commerce platform operating in Russia, Belarus, Kazakhstan, Kyrgyzstan, China and Turkey. Its country-wide fulfillment infrastructure and delivery network enables Ozon to provide its customers with fast and convenient delivery via couriers, pick-up points or parcel lockers. Its extensive logistics footprint and fast-developing marketplace platform allow entrepreneurs to sell their products across Russia’s 11 time zones and offer customers wide selections of goods across multiple product categories. Ozon actively seeks to expand its value-added services such as fintech and other new verticals such as Ozon fresh online grocery delivery. For more information, please visit https://corp.ozon.com/.

Disclaimer

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect the current views of Ozon Holdings PLC (“we”, “us”, “our”, “Ozon” or the “Company”). All statements contained in this press release that do not relate to matters of historical fact disclosed in due course by the Company should be considered forward-looking statements.

These forward-looking statements are based on management’s current expectations. However, it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors and circumstances that may cause Ozon’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including conditions in the U.S. capital markets, negative global or Russian political and economic conditions, potential negative developments in the COVID-19 pandemic, other negative developments in Ozon’s business or unfavorable legislative or regulatory developments. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. Please refer to our filings with the U.S. Securities and Exchange Commission concerning factors that could cause actual results to differ materially from those described in our forward-looking statements.

These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While Ozon may elect to update such forward-looking statements at some point in the future, Ozon disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Ozon’s views as of any date subsequent to the date of this press release.

The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the products or services of the Company.